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EXHIBIT 7.1

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT ("Agreement") is entered into as of January 14, 2002, by and among Joint Employers Group, Inc. and Administrative Employers Group, Inc., both California corporations (collectively, the "Company"), the shareholder of the Company listed on Exhibit A to this Agreement (the "Shareholder"), and Zeros & Ones, Inc., a Nevada corporation ("Purchaser").

R E C I T A L S

        A.    The Purchaser desires to purchase approximately 100% of the total issued and outstanding stock of the Company in consideration for the issuance of the Common Stock of the Purchaser to the Shareholder.

        B.    The Purchaser will issue 24,000,000 shares (the "Purchaser Stock") of its Common Stock to the Shareholder in consideration for approximately 100% of the total issued and outstanding common stock of the Company (collectively, the "Company Stock"), subject to the terms and conditions of this Agreement.

        C.    The Company and the Purchaser believe that the transactions contemplated by this Agreement are in the Company's and the Purchaser's best interests, and that the Company and the Purchaser will derive substantial benefits from them.

Section 1. SALE AND PURCHASE

        1.1    Sale and Purchase of Stock.    Subject to the terms and conditions of this Agreement, the Shareholder shall sell and deliver to Purchaser, and Purchaser shall purchase from the Shareholder, 20,000,000 shares of the issued and outstanding shares of Company Stock.

        1.2    Purchase Price for Company Stock.    As consideration for the sale by the Shareholder of the shares of Company Stock to Purchaser on the Closing Date (as defined in Section 2.1 of this Agreement), the Purchaser shall issue to the Shareholder 24,000,000 shares of the Common Stock of the Purchaser, to be delivered on the Closing Date.

Section 2. CLOSING

        2.1    Time and Place.    The closing of the transactions contemplated by this Agreement (the "Closing") shall be held at the offices of the Company at 1:00 p.m on or before January 31, 2002 (the "Closing Date"), or on such other place, date and time as is mutually agreed upon by the parties to this Agreement.

        2.2    Procedures at Closing.    The following shall take place at the Closing:

          (a)  The Company shall deliver to Purchaser the certificates representing the shares of Company Stock being sold by the Shareholder pursuant to this Agreement, with appropriate stock power(s) attached and endorsed in blank.

          (b)  Purchaser shall deliver to the Shareholder the Purchaser Stock, subject to Section 6.4 of this Agreement.

Section 3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to Purchaser as follows:

        3.1    Power and Authority; Binding Nature of Agreement.    The Company and the Shareholder have full power and authority to enter into this Agreement and to perform their obligations hereunder. The execution, delivery and performance of this Agreement by them has been duly authorized by all necessary action on their part. Assuming that this Agreement is a valid and binding obligation of each of the other parties hereto, this Agreement is a valid and binding obligation of the Company and the Shareholders.

        3.2    Subsidiaries.    There is no corporation, general partnership, limited partnership, joint venture, association, trust or other entity or organization which the Company directly or indirectly controls or in which the Company directly or indirectly owns any equity or other interest.

        3.3    Good Standing.    The Company (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, (ii) to its knowledge has all necessary power and authority to own its assets and to conduct its business as it is currently being conducted, and (iii) to its knowledge is duly qualified or licensed to do business and is in good standing in every jurisdiction (both domestic and foreign) where such qualification or licensing is required.

        3.4    Charter Documents and Corporate Records.    The Company has delivered to Purchaser complete and correct copies of (i) the articles of incorporation, bylaws and other charter or organizational documents of the Company, including all amendments thereto, (ii) the stock records of the Company, and (iii) the minutes and other records of the meetings and other proceedings of the shareholders and directors of the Company. The Company is not in violation or breach of (i) any of the provisions of its articles of incorporation, bylaws or other charter or organizational documents, or (ii) any resolution adopted by its shareholders or directors. There have been no meetings or other proceedings of the shareholders or directors of the Company that are not fully reflected in the appropriate minute books or other written records of the Company.

        3.5    Capitalization.    The authorized capital stock of each Company consists of fifty million (50,000,000) shares of common stock, no par value per share, of which, in each case, twenty million one hundred and seven thousand five hundred (20,107,500) shares are issued and outstanding (including 107,500 shares of common stock in each Company owned by Linda Tolman), and two million (2,000,000) shares of preferred stock, no par value per share, of which none are issued or outstanding. All of the outstanding shares of the capital stock of the Company are validly issued, fully paid and nonassessable, and have been issued in full compliance with all applicable federal, state, local and foreign securities laws and other laws. Except as disclosed in Exhibit B of this Agreement, there are no (i) outstanding options, warrants or rights to acquire any shares of the capital stock or other securities of the Company, (ii) outstanding securities or obligations which are convertible into or exchangeable for any shares of the capital stock or other securities of the Company, or (iii) contracts or arrangements under which the Company is or may become bound to sell or otherwise issue any shares of its capital stock or any other securities.

        3.6    Financial Statements.    The Company has delivered to Purchaser the following financial statements (the "Existing Financial Statements"): (i) the audited balance sheet of the Company as of June 30, 2000 and 2001; (ii) the audited statements of income and retained earnings, stockholders' equity and changes in financial position of the Company for the years ended June 30, 2000 and 2001; (iii) the unaudited balance sheet of the Company as of December 31, 2001; (iv) the unaudited statements of income and retained earnings, stockholder's equity and changes in financial position of the Company for the three months ended December 31, 2001; and (v) supporting supplemental schedules. Except as stated therein or in the notes thereto, the Existing Financial Statements: (a) present fairly the financial position of the Company as of the respective dates thereof and the results of operations and changes in financial position of the Company for the respective periods covered thereby; and (b) have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered.

        3.7    Absence of Changes.    Except as otherwise disclosed to the Purchaser in writing in Exhibit B to this Agreement, since December 31, 2001:

          (a)  There has not been any adverse change in the business, condition, assets, operations or prospects of the Company and no event has occurred that might have an adverse effect on the business, condition, assets, operations or prospects of the Company.

          (b)  The Company has not (i) declared, set aside or paid any dividend or made any other contribution in respect of any shares of capital stock, nor (ii) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities.

          (c)  The Company has not sold or otherwise issued any shares of capital stock or any other securities.

          (d)  The Company has not amended its articles of incorporation, bylaws or other charter or organizational documents, nor has it effected or been a party to any merger, recapitalization, reclassification of shares, stock split, reverse stock split, reorganization or similar transaction.

          (e)  The Company has not formed any subsidiary or contributed any funds or other assets to any subsidiary.

          (f)    The Company has not purchased or otherwise acquired any assets, nor has it leased any assets from any other person, except in the ordinary course of business consistent with past practice.

          (g)  The Company has not sold or otherwise transferred any assets to any other person, except in the ordinary course of business consistent with past practice and at a price equal to the fair market value of the assets transferred.

          (h)  There has not been any loss, damage or destruction to any of the properties or assets of the Company (whether or not covered by insurance).

          (i)    The Company has not leased any assets to any other person except in the ordinary course of business consistent with past practice and at a rental rate equal to the fair rental value of the leased assets.

          (j)    The Company has not mortgaged, pledged, hypothecated or otherwise encumbered any assets, except in the ordinary course of business consistent with past practice.

          (k)  The Company has not made any loan or advance to any other person, except for advances that have been made to customers in the ordinary course of business consistent with past practice and that have been properly reflected as "accounts receivables."

          (l)    The Company has not paid any bonus to, or increased the amount of the salary, fringe benefits or other compensation or remuneration payable to, any of the directors, officers or employees of the Company.

          (m)  The Company has not changed its methods of accounting or its accounting practices in any respect.

          (n)  The Company has not agreed or committed (orally or in writing) to do any of the things described in clauses (b) through (m) of this Section 3.7.

        3.8    Absence of Undisclosed Liabilities.    To its knowledge, the Company has no debt, liability or other obligation of any nature (whether due or to become due and whether absolute, accrued, contingent or otherwise) that is not reflected or reserved against in the December 31, 2001 Balance Sheet, except for obligations incurred since December 31, 2001 in the ordinary course of business consistent with past practice, or as otherwise disclosed in this Agreement, its Exhibits, or otherwise to the Purchaser.

        3.9    Contracts.    The Company has delivered to Purchaser complete and correct copies of all of the contracts and other instruments including all amendments thereto. All of such contracts and other instruments are valid and in full force and effect, and are enforceable in accordance with their terms. There is no existing default by any person under any of said contracts or other instruments, and there exists no condition or set of circumstances which, with notice or lapse of time or both, would constitute such a default.

        3.10    Title to Personal Property.    The Company has good, valid and marketable title to all of its personal property (both tangible and intangible) and interests therein, including without limitation all of the personal property reflected in the December 31, 2001 Balance Sheet. All of such personal property and interests therein are owned free and clear of any liens, pledges, security interests, claims, equities, options, charges, encumbrances or restrictions.

        3.11    Compliance With Laws; Licenses and Permits.    The Company, to its knowledge, is not in violation of, nor has it failed to conduct its business in full compliance with, any applicable federal, state, local or foreign laws, regulations, rules, treaties, rulings, orders, directives or decrees, except as disclosed in Exhibit B of this Agreement. The Company has delivered to Purchaser complete and correct copies of all of the licenses, permits, authorizations and franchises to which the Company is subject and all said licenses, permits, authorizations and franchises are valid and in full force and effect. Said licenses, permits, authorizations and franchises constitute all of the licenses, permits, authorizations and franchises necessary to permit the Company to conduct its business in the manner in which it is now being conducted, and the Company is not in violation or breach of any of the terms, requirements or conditions of any of said licenses, permits, authorizations or franchises.

        3.12    Environmental Compliance Matters.    To the knowledge of the Company, without conducting any study or independent investigation:

          (a)  There is no soil or ground water contamination by any "Hazardous Material" for which the Company may be liable. "Hazardous Material" shall mean any flammables, asbestos, explosives, radioactive materials, hazardous wastes, toxic substances or related materials, including, without limitation, any substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," or "toxic substances" under any applicable federal, state or local laws, rules, regulations or orders which have been designated as potentially dangerous to public health and/or safety when present in the environment.

          (b)  There are no underground storage tanks, asbestos containing materials or PCBs on any property owned, leased, operated or occupied by the Company or relating to the business of the Company.

          (c)  The Company has not exposed its employees or others to Hazardous Materials in violation of applicable laws.

          (d)  No Hazardous Material is present in the surface water or groundwater of any Company facility and no likelihood exists that any Hazardous Material present on or in any other land, groundwater or surface water will come to be present in the surface water or groundwater of any Company facility. The Company has provided to Purchaser all site assessments, if any, of properties relating to the business of the Company available to or conducted by the Company.

          (e)  The Company has not received any notice that an action, proceeding, liability or claim exists or is threatened against the Company with respect to the transfers or releases of Hazardous Materials by the Company.

          (f)    There are no (i) enforcement, cleanup, removal or other governmental or regulatory actions instituted, completed or threatened against the Company pursuant to any applicable federal, state or local laws, ordinances or regulations relating to any Hazardous Material, (ii) claims made or threatened by any third party against the Company with respect to or because of its property relating to damage, contribution, cost recovery compensation, loss or injury resulting from any Hazardous Material, or (iii) conditions on any of the properties of the Company that could cause such properties or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability or use of any of such properties under any Hazardous Material law.

        3.13    Export Administration Act and Foreign Corrupt Practices Act.    To its knowledge, the Company is and has always been in full compliance with the Export Administration Act of 1976 and the regulations promulgated thereunder ("EAA"), as well as the Foreign Corrupt Practices Act ("FCPA"). The Company has duly and timely submitted all reports required to be submitted under the EAA. The Company is not subject to any pending inquiry, investigation or audit by any agency responsible for enforcing or administering the EAA or the FCPA. Neither the Company nor any of its employees or agents has made any payment of, or any promise to pay, any money or anything of value: (i) to any foreign official for the purpose of influencing any act or decision of such foreign official to use his influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist the Company in obtaining or retaining business; (ii) to any foreign political party or official thereof or any candidate for foreign political office for the purpose of influencing any act or decision of such party, official or candidate in its or his official capacity, or inducing such party, official or candidate to use its or his influence with a foreign government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, in order to assist the Company in obtaining or retaining business; or (iii) to any other person while knowing or having reason to know that all or a portion of such money or thing of value would be used for any of the purposes specified in clauses (i) and (ii) of this Section 3.16.

        3.14    Title to Company Stock.    The Shareholder has good, valid and marketable title to the 20,000,000 shares of Company Stock, and can convey good title to the Company Stock to the Purchaser free and clear of any liens, claims, encumbrances or security interests, subject to Section 6.4 of this Agreement.

        3.15    Litigation.    To the Company's knowledge, except as disclosed in Exhibit B to this Agreement, there is no action, suit, proceeding, dispute, litigation, claim, complaint or investigation by or before any court, tribunal, governmental body, governmental agency or arbitrator pending or, to the Company's knowledge, threatened against or with respect to the Company which (i) if adversely determined would have an adverse effect on the business, condition, assets, operations or prospects of the Company, or (ii) challenges or would challenge any of the actions required to be taken by the Company under this Agreement. To the Company's knowledge, there exists no basis for any such action, suit, proceeding, dispute, litigation, claim, complaint or investigation.

        3.16    Waiver of Right to Purchase Shares.    The Company has validly waived any right, if any, that it would have under the Company's Articles of Incorporation to purchase the shares of Company Stock being purchased by Purchaser pursuant to this Agreement.

        3.17    Non-Contravention.    Neither (a) the execution and delivery of this Agreement, nor (b) the performance of this Agreement will: (i) contravene or result in a violation of any of the provisions of the articles of incorporation, bylaws or other charter or organizational documents of the Company; (ii) contravene or result in a violation of any resolution adopted by the shareholders or directors of the Company; (iii) result in a violation or breach of, or give any person the right to declare (whether with or without notice or lapse of time) a default under or to terminate, any agreement or other instrument to which the Company or the Shareholders are a party or by which the Company or any of its assets or the Shareholders are bound; (iv) give any person the right to accelerate the maturity of any indebtedness or other obligation of the Company; (v) result in the loss of any license or other contractual right of the Company; (vi) result in the loss of, or in a violation of any of the terms, provisions or conditions of, any governmental license, permit, authorization or franchise of the Company; (vii) result in the creation or imposition of any lien, charge, encumbrance or restriction on any of the assets of the Company or on the Company's Stock; (viii) result in the reassessment or revaluation of any property of the Company or by any taxing authority or other governmental authority; (ix) result in the imposition of, or subject the Company or Purchaser to any liability for, any conveyance or transfer tax or any similar tax; or (x) result in a violation of any law, rule, regulation, treaty, ruling, directive, order, arbitration award, judgment or decree to which the Company or any of its assets or any of the Company's' Stock is subject.

        3.18    Approvals.    No authorization, consent or approval of, or registration or filing with, any governmental authority or any other person is required to be obtained or made by the Company or the Shareholders in connection with the execution, delivery or performance of this Agreement, including the sale to Purchaser of the shares of Company Stock being purchased by Purchaser hereunder.

        3.19    Brokers.    The Company has not agreed to pay any brokerage fees, finder's fees or other fees or commissions with respect to the transactions contemplated by this Agreement, and, to the Company's knowledge, no person is entitled, or intends to claim that it is entitled, to receive any such fees or commissions in connection with such transaction.

        3.20    Full Disclosure.    Neither this Agreement (including the exhibits hereto) nor any statement, certificate or other document delivered to Purchaser by or on behalf of the Company or the Shareholder contains any untrue statement of a material fact or omits to state a material fact necessary to make the representations and other statements contained herein and therein not misleading.

        3.21    Non-Distributive Intent.    The shares of Purchaser Stock being acquired by the Shareholder pursuant to this Agreement are not being acquired by the Shareholder with a view to the public distribution of them.

        3.22.    Representations True on Closing Date.    The representations and warranties of the Company and the Shareholder set forth in this Agreement are true and correct on the date hereof, and will be true and correct on the Closing Date as though such representations and warranties were made as of the Closing Date.

Section 4. REPRESENTATIONS AND WARRANTIES OF PURCHASER

        Purchaser represents and warrants to the Company and the Shareholder as follows:

        4.1    Non-Distributive Intent.    The shares of Company Stock being purchased by Purchaser pursuant to this Agreement are not being acquired by Purchaser with a view to the public distribution of them.

        4.2    Litigation.    There is no action, suit, proceeding, dispute, litigation, claim, complaint or investigation by or before any court, tribunal, governmental body or arbitrator pending or, to the best of Purchaser's knowledge, threatened against Purchaser which challenges or would challenge any of the actions required to be taken by Purchaser under this Agreement.

        4.3    Non-Contravention.    Neither the execution and delivery of this Agreement nor the performance hereunder (i) will result in any violation or breach of any agreement or other instrument to which Purchaser is a party or by which Purchaser is bound, or (ii) will result in a violation of any law, rule, regulation, treaty, ruling, directive, order, arbitration award, judgment or decree to which Purchaser is subject.

        4.4    Authorization; Binding Nature of Agreement.    Purchaser has all necessary power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement on behalf of Purchaser have been duly authorized by all necessary action on the part of Purchaser. Assuming that this Agreement is a valid and binding obligation of each of the other parties hereto, this Agreement is a valid and binding obligation of Purchaser.

        4.5    Approvals.    No authorization, consent or approval of, or registration or filing with, any governmental authority or any other person is required to be obtained or made by Purchaser in connection with the execution, delivery or performance of this Agreement.

        4.6    Brokers.    Purchaser has not agreed to pay any brokerage fees, finder's fees or other fees or commissions with respect to the transactions contemplated by this Agreement, and, to Purchaser' knowledge, no person is entitled, or intends to claim that it is entitled, to receive any such fees or commissions in connection with such transactions.

        4.7    Full Disclosure.    Neither this Agreement nor any information supplied by the Purchaser to the Company contains any untrue statement of a material fact or omits to state a material fact necessary to make the representations and other statements contained herein and therein not misleading.

        4.8    Representations True on Closing Date.    The representations and warranties of Purchaser set forth in this Agreement are true and correct on the date hereof, and will be true and correct on the Closing Date as though such representations and warranties were made as of the Closing Date.

Section 5. COVENANTS OF THE COMPANY AND THE SHAREHOLDER

        Between the date of this Agreement and the Closing Date:

        5.1    Conduct of Business.    The Company shall carry on its business in the same manner as such business has been conducted prior to the date of this Agreement. Without limiting the generality of the foregoing, the Company shall not do, and shall ensure that none of its subsidiaries is permitted to do, any of the following without the prior written consent of Purchaser:

          (a)  declare, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

          (b)  sell or otherwise issue any shares of capital stock or any other securities;

          (c)  amend its articles of incorporation, bylaws or other charter or organizational documents, or effect or become a party to any merger, recapitalization, reclassification of shares, stock split, reverse stock split, reorganization or similar transaction;

          (d)  form any new subsidiary or acquire any equity interest or other interest in any other entity;

          (e)  purchase or otherwise acquire any assets, or lease any assets from any other person, except in the ordinary course of business consistent with past practice;

          (f)    sell or otherwise transfer any assets to any other person, except in the ordinary course of business consistent with past practice and at a price equal to the fair market value of the assets transferred;

          (g)  lease any assets to any other person, except in the ordinary course of business consistent with past practice and at rental rate equal to the fair value of the assets leased;

          (h)  mortgage, pledge, hypothecate or otherwise encumber any assets, except in the ordinary course of business consistent with past practice;

          (i)    make any loan or advance to any other person, except for advances that are made to customers in the ordinary course of business consistent with past practice and that are properly reflected as "accounts receivables";

          (j)    pay any bonus to, or increase the amount of the salary, fringe benefits or other compensation or remuneration payable to, any of the directors, officers or employees of the Company;

          (k)  take any action that would result in a violation or breach of, or a default under, any contract or other instrument to which the Company is a party or by which the Company or any of its assets is bound;

          (l)    change its methods of accounting or accounting practices in any respect;

          (m)  take any action that would cause any of the Company's representations and warranties set forth in this Agreement to become untrue or incorrect; or

          (n)  agree or commit (orally or in writing) to do any of the things described in clauses (a) through (m) of this Section 5.1.

        5.2    Access.    The Company shall provide Purchaser and Purchaser's employees, attorneys, accountants and other representatives full and complete access to all properties and records of the Company, and shall arrange for its certified public accountants to make available to Purchaser copies of all working papers relating to the Existing Financial Statements.

        5.3    Obligation to Update Disclosure.    The Company shall promptly disclose to Purchaser in writing any facts or circumstances arising after the date hereof that would have been required to be disclosed to the Purchaser pursuant to this Agreement if such facts or circumstances had existed as of the date hereof.

        5.4    Intentionally Left Blank.

        5.5    Cooperation.    The Company shall cooperate fully with the Purchaser for the purpose of attempting to ensure the consummation of the transactions contemplated hereby.

        5.6    Conditions.    In addition to its other obligations hereunder, the Company shall use its best efforts to cause the conditions set forth in Sections 7.1 through 7.3 to be satisfied on a timely basis. The Company shall promptly inform Purchaser if the Company believes or has any reason to believe that any of the conditions set forth in Section 7 might not be satisfied in a timely manner on or before the Closing Date.

        5.7    Fiscal Year.    The Company agrees to change its fiscal year ending from June 30 to December 31 as soon as practicable after the Closing Date.

Section 6. COVENANTS OF PURCHASER

        6.1    General.    Between the date of this Agreement and the Closing Date: (a) Purchaser shall use its best efforts to cause the conditions set forth in Sections 8.1 and 8.3 to be satisfied on a timely basis, and (b) Purchaser shall promptly inform the Company if Purchaser believes or has any reason to believe that any of the conditions set forth in Section 8 might not be satisfied on a timely basis on or before the Closing Date.

        6.2    Board of Directors.    The Purchaser agrees that it will not cause the members of the Board of Directors of the Company to change without the prior written consent of the majority of the members of the Company's Board of Directors at any time from the Closing through December 31, 2004. Accordingly, during said period ending December 31, 2004, the Purchaser covenants to vote its shares of Company Stock to elect the members of the Company's Board of Directors that are nominated by the management of the Company. Furthermore, the Company will have the right to designate two members to the Purchaser's Board of Directors to serve until the next annual meeting of the shareholders of the Purchaser. The Purchaser further agrees to cause two Company designees to be nominated for re-election to the Purchaser's Board of Directors at least through December 31, 2004.

        6.3    Restrictions on Dividends.    The Purchaser covenants not to cause the Company to declare and pay any dividends to the Purchaser without the prior consent of the majority of the members of the Company's Board of Directors during the period from the Closing through December 31, 2004.

        6.4    Replacement Letter of Credit.    The Company and certain individuals have posted letters of credit and cash reserves in the amount of approximately $1,700,000 (collectively, the "Reserves") as security for the Company's workman's compensation insurance policy with American Zurich Insurance Company. Mark J. Richardson ("Richardson") has a first priority perfected security interest in the 20,000,000 shares of Company Stock being conveyed to the Purchaser pursuant to this Agreement. The Purchaser covenants to replace or arrange to have those letters of credit and cash reserves replaced by a new letter of credit in the amount of $1,700,000 for the benefit of American Zurich Insurance Company and the Company (the "Replacement Letter of Credit") in form and content satisfactory to American Zurich Insurance Company and its agent, Cedar Hill Company, preferably on or before March 1, 2002, but in no event later than March 1, 2003. In the event that the Replacement Letter of Credit is not posted by March 31, 2002, the Purchaser will be obligated to issue to the Shareholder an additional 10,000,000 warrants to purchase 10,000,000 shares of the Purchaser's common stock at an exercise price of $.0001 per share, exercisable for a period of five years from the date of issuance, with customary anti-dilution covenants in the event of a stock split, stock dividend or similar transaction by the Purchaser. Furthermore, Richardson will maintain his first perfected security interest in the Company Stock (the "Lien"), and the Purchaser will acquire the Company Stock subject to the Lien, until the earlier to occur of (a) the posting of the Replacement Letter of Credit, or (b) the release (the "Release") of all funds comprising the Reserves without any liability to the individuals who contributed funds to the Reserves. The Lien secures the Purchaser's covenant to the Company to obtain the Replacement Letter of Credit, provided, that the Purchaser's covenant will terminate upon a Release.

        6.5    Registration Rights.    In the event that the Purchaser files a registration statement for any other selling security holders under Section 5 of the Securities Act of 1933, as amended (other than on Form S-8), at any time after the Closing, then the Shareholder will have the right to have up to 10% of its Purchaser Stock registered on that registration statement for resale in accordance with applicable prospectus delivery requirements. These registration rights are assignable to any transferee of the Purchaser Stock.

Section 7. CONDITIONS TO OBLIGATION OF PURCHASER TO CLOSE

        The obligation of Purchaser to consummate the transactions that are to be consummated at the Closing is subject to the satisfaction, on or before the Closing Date, of the following conditions (any of which may be waived by Purchaser in whole or in part):

        7.1    Representations and Warranties.    Each of the representations and warranties of the Company and the Shareholder set forth in this Agreement shall have been true and correct in all material respects on the date of this Agreement, and shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made as of the Closing Date.

        7.2    Performance.    The Company shall have delivered to Purchaser all certificates evidencing the shares of Company Stock, and the Company and the Shareholder shall have duly complied with and performed, in all material respects, all other agreements, covenants and obligations required by this Agreement to be complied with or performed by it on or before the Closing Date.

        7.3    Proceedings and Documents.    All corporate and other proceedings of the Company relating to the transactions contemplated by this Agreement, and all instruments and other documents incident to such transactions, shall be reasonably satisfactory in form and substance to Purchaser, and Purchaser shall have received copies of such instruments and other documents (including certified copies of corporate resolutions and "good standing" certificates) as it may reasonably request.

Section 8. CONDITIONS TO OBLIGATIONS OF COMPANY AND SHAREHOLDER TO CLOSE

        The obligations of the Company and the Shareholder to consummate the transactions that are to be consummated at the Closing are subject to the satisfaction, on or before the Closing Date, of the following conditions (any of which may be waived by the Company or the Shareholder in whole or in part):

        8.1    Representations and Warranties.    The representations and warranties of Purchaser set forth in this Agreement shall have been true and correct in all material respects on the date of this Agreement, and shall be true and correct in all material respects on the Closing Date as though such representations and warranties were made as of the Closing Date.

        8.2    Performance.    Purchaser shall have duly complied with and performed, in all material respects, all agreements and obligations required by this Agreement to be complied with or performed by Purchaser on or before the Closing Date.

        8.3    Proceedings and Documents.    All proceedings of Purchaser relating to the transactions contemplated by this Agreement and all instruments and other documents incident to such transactions shall be reasonably satisfactory in form and substance to the Company, and the Company shall have received copies of such instruments and other documents as it may reasonably request.

Section 9. TERMINATION OF AGREEMENT

        This Agreement and the transactions contemplated hereby may be terminated and abandoned at any time before the Closing:

          (a)  by the consent of the Company (which will be binding on the Shareholders) and the Purchaser;

          (b)  by the Company, if there has been a material breach by Purchaser of any of the representations, warranties, covenants or obligations of Purchaser set forth herein;

          (c)  by Purchaser, if there has been a material breach by the Company of any of the representations, warranties, covenants or obligations of the Company set forth herein; or

          (d)  if the Closing shall not have taken place by 1:00 p.m. Pacific Standard Time on January 31, 2002 (or such later time or date as the Company (which will be binding on the Shareholders) and the Purchaser may agree), (i) by Purchaser for any reason, unless the failure of the Closing to take place by such time is attributable to the failure of Purchaser to perform its obligations hereunder, or (ii) by the Company for any reason, unless the failure of the Closing to take place by such time is attributable to the failure of the Company to perform its obligations hereunder.

Section 10. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

        The representations and warranties of each party hereto (including the representations and warranties of such party set forth in this Agreement and the representations and warranties of such party set forth in the instruments and other documents delivered pursuant hereto or in connection herewith prior to or at the Closing (i) shall survive, and shall not be affected by, the Closing (or the termination of this Agreement pursuant to Section 9), and (ii) shall not be affected by any information furnished to, or any investigation made by, any other party hereto or any of such other party's employees, attorneys, accountants or other representatives.

Section 11. INDEMNIFICATION

        11.1    Indemnification by Company.    The Company shall hold harmless and indemnify Purchaser and each of Purchaser's past, present and future directors, officers, shareholders, employees, attorneys, agents and other affiliates from and against any damage, cost or loss that is directly or indirectly suffered or incurred at any time by Purchaser or any of such directors, officers, shareholders, employees, attorneys, agents or other affiliates and that arises directly or indirectly out of or by virtue of, or is directly or indirectly connected with, the breach or inaccuracy of any of the representations and warranties of the Company or the failure of the Company to perform any of its covenants or obligations contained in this Agreement or in any instrument or other document delivered hereunder or in connection herewith.

        11.2    Indemnification by Purchaser.    Purchaser shall hold harmless and indemnify the Company and each of the past, present and future directors, officers, shareholders, employees, attorneys, agents and other affiliates of the Company from and against any damage, loss or cost that is directly or indirectly suffered or incurred at any time by the Company or any of such directors, officers, shareholders, employees, attorneys, agents or other affiliates and that arises directly or indirectly out of or by virtue of, or is directly or indirectly connected with, the breach or inaccuracy of any of the representations and warranties of Purchaser or the failure of Purchaser to perform any of its covenants or obligations contained in this Agreement or in any instrument or other document delivered hereunder or in connection herewith.

        11.3    Notice and Opportunity to Defend.    If any legal proceeding is initiated, or any claim or demand is made, against any person with respect to which such person (the "Indemnified Party") may make a claim against any party hereto (the "Indemnifying Party") pursuant to this Section 11, then the Indemnified Party shall give prompt written notice of such legal proceeding, claim or demand to the Indemnifying Party. The Indemnifying Party shall, at its own expense and with its own counsel, defend or settle such legal proceedings, claim or demand; provided, however, that: (i) the Indemnifying Party shall keep the Indemnified Party informed of all material developments and events relating to such legal proceeding, claim or demand; (ii) the Indemnified Party shall have the right to participate, at its own expense, in the defense of such legal proceeding, claim or demand and shall cooperate as reasonably requested by the Indemnifying Party in the defense thereof; and (iii) the Indemnifying Party shall not settle such legal proceeding, claim or demand without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

        11.4    Indemnification Not A Waiver.    A person's right to indemnification pursuant to this Section 11 shall not be deemed to be such person's exclusive remedy in connection with or arising from the breach or inaccuracy of any of the representations and warranties of the Indemnifying Party or the failure of the Indemnifying Party to perform any of its covenants or obligations contained in this Agreement or in any instrument or other document delivered hereunder or in connection herewith. The exercise by any person of his right to demand and receive such indemnification shall not be deemed to prejudice, or to operate as a waiver of, any remedy to which such person may be entitled at law or equity.

Section 12. MISCELLANEOUS

        12.1    Further Assurances.    Following the Closing, the Company shall furnish to Purchaser such instruments and other documents as Purchaser may reasonably request for the purpose of carrying out or evidencing the transactions contemplated hereby.

        12.2    Fees and Expenses.    Each party hereto shall pay all fees, costs and expenses that it incurs in connection with the negotiation and preparation of this Agreement and in carrying out the transactions contemplated hereby (including, without limitation, all fees and expenses of its counsel and accountant).

        12.3    Notices.    Each notice or other communication hereunder shall be in writing and shall be deemed to have been duly given on the earlier of (i) the date on which such notice or other communication is actually received by the intended recipient thereof, or (ii) the date five (5) days after the date such notice or other communication is mailed by registered or certified mail (postage prepaid) to the intended recipient at the following address (or at such other address as the intended recipient shall have specified in a written notice given to the other parties hereto);

If to the Company:

Joint Employers Group, Inc. and Administrative Employers Group, Inc.
12070 Telegraph Road, Suite 100
Santa Fe Springs, California 90670
Attention: Raymond Hotchkiss, President
Telephone: (562) 944-9900
Facsimile: (562) 941-6116
If to Purchaser:
Zeros & Ones, Inc. 11611 San Vicente Boulevard, Suite 615 Los Angeles, California 90049 Telephone: (310) 399-9901 Facsimile: (310) 496-3006

        12.4    Publicity.    No press release, notice to any third party or other publicity concerning the transactions contemplated by this Agreement shall be issued, given or otherwise disseminated without the prior approval of each of the parties hereto; provided, however, that such approval shall not be unreasonably withheld.

        12.5    Table of Contents and Headings.    The table of contents of this Agreement and the underlined headings contained herein are for convenience only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the interpretation hereof.

        12.6    Counterparts.    This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

        12.7    Governing Law.    This Agreement shall be construed in accordance with, and governed in all respects by, the laws of the State of California. The venue for any action hereunder shall be in the appropriate forum in the County of Los Angeles, State of California.

        12.8    Successors and Assigns.    This Agreement shall be binding upon the parties hereto and their respective heirs, successors and assigns, if any, and shall inure to the benefit of the parties hereto and their respective heirs, successors and assigns, if any.

        12.9    Severability.    In the event that any provision of this Agreement, or the application of such provision to any person or set of circumstances, shall be determined to be invalid, unlawful or unenforceable to any extent at any time after the Closing Date, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful or unenforceable, shall not be affected and shall continue to be enforceable to the fullest extent permitted by law.

        12.10    Waiver.    No failure or delay on the part of any party hereto in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other power, right or privilege.

        12.11    Entire Agreement.    This Agreement sets forth the entire understanding of the parties hereto and supersedes all prior agreements and understandings among the parties relating to the subject matter hereof.

        12.12    Parties in Interest.    Except for the provisions of Section 12, none of the provisions of this Agreement or of any other document relating hereto is intended to provide any rights or remedies to any person (including, without limitation, any employees or creditors of the Company) other than the parties hereto and their respective heirs, successors and assigns, if any.

        12.13    Variations of Pronouns.    Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

        12.14    "Person".    The term "person" as used herein shall include any individual, corporation, general partnership, limited partnership, joint venture, association, trust, organization, business entity, government (or political subdivision thereof) or governmental agency.

        12.15    Applicability of Certain Terms to Non-Corporate Entities.    When used herein with respect to any non-corporate entity: the terms "shares," "stock" and "capital stock" shall be deemed to refer to equity interests of any nature in such entity; the term "shareholder" shall be deemed to refer to any holder of any equity interest in such entity; and the terms "director" and "officer" shall be deemed to refer to any person who is involved in the management of such entity or who performs functions for such entity that are similar to the functions performed by officers or directors of a corporation.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:	JOINT EMPLOYERS GROUP, INC., a California corporation
	By:	/s/ RAY HOTCHKISS Ray Hotchkiss, President
ADMINISTRATIVE EMPLOYERS GROUP, INC., a California corporation
	By:	/s/ RAY HOTCHKISS Ray Hotchkiss, President
SHAREHOLDER:	JEG, LLC, a California limited liability company
	By:	/s/ RAY HOTCHKISS Ray Hotchkiss, President
PURCHASER:	ZEROS & ONES, INC.
	By:	/s/ ROBERT HOLTZ Robert Holtz, Chief Executive Officer

EXHIBIT A

List of Shareholders

Name	Number of Shares
JEG LLC, a California limited liability company	20,000,000(1)
Linda Tolman	107,500(2)

(1)
Pledged to Mark J. Richardson to secure the Company's obligations to him until the Replacement Letter of Credit is posted.

(2)
May be redeemed prior to Closing in connection with a possible settlement of the Company's lawsuit with Linda Tolman as disclosed in Exhibit B of this Agreement.

EXHIBIT B

EXCEPTIONS TO ABSENCES OF CHANGES

        *The Company has filed a lawsuit against Linda Tolman, the owner of approximately 0.4% of the outstanding common stock of the Company. A copy of the lawsuit and a full explanation have been provided to the Purchaser prior to the execution of this Agreement. The Agreement contemplates that her stock may be redeemed by the Company and the case settled before the Closing, although there is no assurance that such a settlement will be achieved. She presently owns 107,500 shares of the Common Stock of each Company.

        *The Company has recently discovered its possible failure to comply with all filing requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") for taxable years prior to 2001, and comparable state and local laws, rules and regulations for the same periods, which may result in monetary penalties to the Company.

        *The Company does not currently have an insurance policy covering sexual harassment and similar claims by employees against its clients.

        *See updated information in the Executive Summary for the Company, a copy of which is attached to this Exhibit B and has been provided to the Purchaser.

        *The Company issued $50,000 (and may issue up to an additional $200,000) of 12% convertible promissory notes in October 2001, copies of which have been provided to the Purchaser. As a condition of the Closing the Shareholders will cause the noteholders to agree to accept the equivalent amount of the Purchaser's Common Stock rather than the Company's Common Stock in the event of a conversion of the notes into equity, and will provide all the shares of the Purchaser's Common Stock to the noteholders that are necessary to accommodate any such conversion.

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STOCK PURCHASE AGREEMENT